1-14944

02047634

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

RECD S.E.C.
MAR 20 2002
1086

For the month of March, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

PROCESSED
AUG 02 2002
THOMSON
FINANCIAL

Contact:
Morris Perlis
Mad Catz Interactive, Inc.
905-799-4700
mperlis@madcatz.com

Peter T. Casey
Adam Friedman Associates
212-981-2529 x14
peter@adam-friedman.com

FOR IMMEDIATE RELEASE:

GTR Group Inc. Announces Corporate Name Change to Mad Catz Interactive, Inc.

Company to Begin Trading Under Stock Symbol MCZ

Toronto—September 5, 2001 -- Mad Catz Interactive, Inc., formerly GTR Group Inc. (TSE: GTR, AMEX: GIG), a leading manufacturer of video game accessories, today announced shareholder approval for changing the corporate name to Mad Catz Interactive, Inc.

In conjunction with the name change, the company also announced that the stock exchange symbol for both its Toronto Stock Exchange (TSE) and American Stock Exchange (AMEX) listings would now be MCZ. It is anticipated that trading under the new symbol will commence by mid-September.

Commenting on the name change, Morris Perlis, President and CEO of Mad Catz Interactive, Inc. said, "The decision to change our corporate name to Mad Catz Interactive, Inc. is part of the strategic decision to focus our resources behind the Mad Catz brand and enhance shareholder value. Both the Mad Catz brand and product lines have high visibility among consumers and retailers. Our intent is to leverage that recognition into the Company as a whole. Moreover, as a Company that is the only "pure play" in the accessories business, the Mad Catz name has great resonance with investors."

This year, the company has set several specific objectives designed to enhance shareholder value. These include increasing our overall market share in the accessories business through increased penetration of retail stores, as demonstrated by the company recently being named exclusive supplier of Target's "Get Into the Game" accessories program.

About Mad Catz Interactive, Inc.
Mad Catz Interactive, Inc., (www.madcatz.com), designs, develops, manufactures and markets a full range of accessories for video game consoles and PC gaming systems. Mad Catz is a worldwide leader of innovative peripherals in the interactive entertainment industry. Headquartered in San Diego, California, Mad Catz has offices in the U.S. and Asia, as well as distributors in the U.S., Canada, Europe and Australia.

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: Geofrey Myers
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.